AgiiPlus Inc.

August 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	AgiiPlus Inc. Draft Registration Statement on Form F-1 Submitted June 17, 2022 CIK No. 0001932470

Dear Mr. Lopez and Mr. Holt:

AgiiPlus Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 15, 2022 regarding the Draft Registration Statement on Form F-1 submitted by AgiiPlus Inc. on June 17, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1 to the Draft Registration Statement”) is being submitted by the Company confidentially to accompany this response letter.

Draft Registration Statement on Form F-1 submitted June 17, 2022

Prospectus Summary, page 1

1. We note the extensive discussion of competitive strengths and statement that you are “one of the fastest-growing work solutions providers.” Please revise to provide balanced disclosure regarding your prospects and risks. For example, please include disclosure of the company’s dependence on the proceeds of the offering to meet working capital requirements, to the extent accurate. To the extent that you cite strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than listing generalized risk factors at the end of this section.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 95 and 96 of Amendment No. 1 to the Draft Registration Statement to provide balanced disclosure regarding our prospects and risks, including our dependence on the proceeds of this offering to meet working capital requirements, and to provide balanced information for our descriptions of competitive strengths. We have also revised our disclosure on page 3 to provide balanced information regarding certain competitive strengths we cited under the Prospectus Summary.

Cover Page

2. Please revise to provide the basis for your page 4 statement that “the operations of AgiiPlus’ PRC subsidiaries are not restricted or limited by PRC laws and regulations for foreign investment.”

Response: In response to the Staff’s comment, we have revised our disclosure on pages 5 and 67 of Amendment No. 1 to the Draft Registration Statement to provide the basis for our statement that “the operations of AgiiPlus’ PRC subsidiaries are not restricted or limited by PRC laws and regulations for foreign investment.”

3.  Please revise to provide the basis for your page 6 statement of belief that each of AgiiPlus and AgiiPlus’ PRC subsidiaries is currently not required to obtain any permission or approval.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 7 and 37 of Amendment No. 1 to the Draft Registration Statement to provide the basis for our statement that “each of AgiiPlus and AgiiPlus’ PRC subsidiaries is currently not required to obtain any permission or approval from the CSRC or CAC for AgiiPlus to issue securities to foreign investors, and none of AgiiPlus and its subsidiaries has received or was denied such permissions by any PRC authorities.”

4. Please revise the page 18 discussion of the Class B shares and where appropriate to address the extent to which the Class B shareholders will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Similarly, to the extent appropriate disclose:

●	that the capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest,

●	the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval, and

●	any sunset provisions that limit the lifespan of high-vote shares, and whether the death of a high-vote shareholder or founder, or intra-family transfers of shares would require conversion of high-vote shares.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 5, 13 and 132 of Amendment No. 1 to the Draft Registration Statement to disclose that Class B shareholders will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets, and to disclose (i) that the capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest, (ii) the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval, and (iii) the sunset provisions that limit the lifespan of Class B ordinary shares.

5. We note the statement that AgiiPlus, “through its subsidiaries, has created an integrated platform connecting onsite workspaces and digital services through technology.” We also note the disclosure indicating that the entity operating Maxoffice agreed to offer online platform services and other types of services to Shanghai Huiying as a third-party service provider. Please revise to clearly indicate which products and services you provide and which are provided by third parties. In this regard, with a view to disclosure, please advise us of the approximate percentage of your revenues provided by former VIEs.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page and pages 4, 24, 66 and 99 of Amendment No. 1 to the Draft Registration Statement to (i) clearly indicate the services our subsidiaries provide through the Maxoffice website to customers, and the services Shanghai Zhiban, the entity that operates the Maxoffice website, offers to Shanghai Huiying, and (ii) disclose the approximate percentage of our revenues provided by the former VIE and Shanghai Zhiban, the two entities whose financial results are no longer consolidated into our consolidated financial statements after we unwound the VIE structure on May 20, 2022.

Risk Factors, page 19

6. Please revise the first risk factor on page 49 to discuss, if true, that the high-vote Class B shares will result in you being considered a “controlled company” under applicable listing standards. Please provide similar disclosure on the Cover Page and Prospectus Summary.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page, page 13, page 50, page 131 and page 132 of Amendment No. 1 to the Draft Registration Statement to disclose that the high-vote Class B shares will result us being considered a “controlled company” under applicable listing standards.

Enforcement of Civil Liabilities, page 63

7. Please revise this section to clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. In addition, please revise the risk factor on page 53 to clearly disclose those officers and directors that are located outside of the United States and further expand upon the risks of enforcing civil liability against officers and directors.

Response: In response to the Staff’s comment, we have revised our disclosure on page 50, 54 and 64 of Amendment No. 1 to the Draft Registration Statement to clearly identify those officers and directors who are located outside of the United States and further expand upon the risks of enforcing civil liability against our officers and directors, including ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors.

Corporate History and Structure, page 65

8. We note the agreement with Shanghai Huiying for use of the Maxoffice website under the Tangtang brand in consideration for payments to Shanghai Zhiban for services fees “actually incurred.” We also note your comment 1 response in your transmittal letter dated June 17, 2022. Please revise to clarify the nature of the services and quantify the approximate amount of fees that have been paid. Additionally, please revise to clarify the extent to which the Maxoffice employees, including Mr. Yong Ni, are now solely your employees.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page and page 4, 24, 66 and 99 of Amendment No. 1 to the Draft Registration Statement to (i) clarify the nature of the services, (ii) quantify the approximate amount of fees that have been paid, and (iii) clarify that as of the date of Amendment No. 1 to the Draft Registration Statement, none of our employees or our subsidiaries’ employees are also employees of the former VIE or Shanghai Zhiban, including Mr. Yong Ni.

Management’s Discussion and Analysis, page 67

9. We note your page 2 and page 92 disclosure that the growth of the work solution industry was “slightly hindered” by the COVID-19 pandemic in 2020 and 2021. Please revise here and where appropriate to further clarify in qualitative and quantitative terms the impact of COVID-19 on your operations. Please also revise to further explain the measures AgiiPlus “timely adopted” in response to the challenges brought by the pandemic.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 2, 70 and 93 of Amendment No. 1 to the Draft Registration Statement to clarify in qualitative and quantitative terms the impact of COVID-19 on our operations, and explain the measures we “timely adopted” in response to the challenges brought by the pandemic.

10. We note the forecasted net income as set forth on page 32 of the slide deck filed by Goldenbridge Acquisition Limited under Form 8-K on November 5, 2021. It appears your actual net income for the Year Ended December 31, 2021 was approximately 17% below forecast. It also appears your actual revenues and other metrics were also significantly below forecast. Please update your discussion of material events and uncertainties and further clarify the company’s financial position and further risks to the business operations and liquidity in light of these circumstances. See Item 303(a) of Regulation S-K. In addition, please revise to update your forward-looking disclosures throughout the filing to the extent they are based on the forecasts.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 58, 69, 70 and 80 of Amendment No. 1 to the Draft Registration Statement to update our discussion of material events and uncertainties and further clarify our financial position and further risks to the business operations and liquidity in light of these circumstances. Additionally, we reviewed and updated our forward-looking disclosures throughout the filing to the extent they are based on the forecasts.

We respectfully advise the Staff that the following main factors contributed to the difference between the forecast and our actual net income and revenue for the year ended December 31, 2021.

The difference between the forecast and our actual net income was mainly due to the following factors:

●	the costs associated with our share incentive plans are reflected within our general and administrative expenses and deducted from our net income for the year ended December 31, 2021. This expense of RMB29.26 million (US$4.59 million) was a non-cash expense based on the differences between the actual amount paid by the recipient of the shares award and fair value, which was not fully reflected in the deck ; and

●	the net income projections for the year ended December 31, 2021 did not include the RMB14.1 million (US$2.2 million) loss on litigation from an ongoing litigation in relation to a lease termination. The Company had recorded RMB7.07 million (US$1.1 million) impairment loss in 2020 as an estimate of the case. The case was not settled when the slide deck was filed in November 2021 and the Company did not have a change in its estimate regarding the outcome of the case. The first verdict came out in March 2022 before the DRS was submitted and the change in estimate of loss on this case has since been updated accordingly.

The difference between the forecast and our actual revenue was mainly due to the interruptions caused by restriction policies related to the COVID-19 pandemic in the 4th quarter of 2021, which resulted in the refurbishing process of several workspaces being delayed by approximately 15% on average, which subsequently postponed the opening for our Distrii workspaces in multiple locations. This resulted in deviations of revenue in our projection of the lease-up period, while net income was not impacted in general because operation costs decreased as well.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Jing Hu
Jing Hu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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